# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ZJK Industrial Co., Ltd., CIK 0001941506
CUSIP: G98Y9E102
Title of class of securities: Ordinary Shares, par value US$0.000016666667 per share
Address of issuer's principal executive offices: No.8, Jingqiang Road,, 138 Industrial Zone, Xiuxin Community,, Shenzhen, China (F4), 518122
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002055647

## Reporting persons
- Vimisci Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 11,724,000; shared voting power 0; sole dispositive power 11,724,000; shared dispositive power 0; aggregate amount beneficially owned 11,724,000 (19.1% of the class)
  Comment: Note for Rows 5, 7 and 9: Represents 11,724,000 ordinary shares of ZJK Industrial Co., Ltd. (the "Issuer") held by Vimisci Holding Limited. Vimisci Holding Limited is a limited liability company incorporated under the British Virgin Islands laws. The person having voting, dispositive or investment powers over Vimisci Holding Limited is Kai Huang. Note for Row 11: Represents 19.10% of the 61,381,249 total outstanding ordinary shares; see Item 4.
- Kai Huang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 11,724,000; shared voting power 0; sole dispositive power 11,724,000; shared dispositive power 0; aggregate amount beneficially owned 11,724,000 (19.1% of the class)
  Comment: Note for Rows 5, 7 and 9: Represents 11,724,000 ordinary shares held by Vimisci Holding Limited, a limited liability company incorporated under the British Virgin Islands laws. The person having voting, dispositive or investment powers over Vimisci Holding Limited is Kai Huang. Note for Row 11: Represents 19.10% of the 61,381,249 total outstanding ordinary shares; see Item 4.

## Item 1. Issuer
Name of issuer: ZJK Industrial Co., Ltd.
Address of issuer's principal executive offices: No.8, Jingqiang Road, 138 Industrial Zone, Xiuxin Community, Kengzi Town, Pingshan New Area, Shenzhen People's Republic of China, 518122

## Item 2. Person Filing
Name of person filing:
Vimisci Holding Limited

Kai Huang
Address of principal business office or, if none, residence:
For Vimisci Holding Limited and Kai Huang:
No.8, Jingqiang Road, 138 Industrial Zone, Xiuxin Community, Kengzi Town, Pingshan New Area, Shenzhen People's Republic of China, 518122
Citizenship:
Vimisci Holding Limited: The British Virgin Islands

Kai Huang: The People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.
Percent of class: The total number of outstanding ordinary shares used to calculate the percent of class is 61,381,249 ordinary shares.
Sole power to vote or to direct the vote: The information required by Items 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: -
Sole power to dispose or to direct the disposition: -
Shared power to dispose or to direct the disposition: -

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 : Joint Filing Agreement

## Signatures
- Vimisci Holding Limited: /s/ Kai Huang, Kai Huang (02/13/2025)
- Kai Huang: /s/ Kai Huang, Kai Huang (02/13/2025)